SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SINCLAIR, INC.

The following is a list of the directors and executive officers of Sinclair, Inc. (the “Reporting Person”), setting forth the name, present position with the Reporting Person, and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). All directors and executive officers of the Reporting Person listed below are citizens of the United States. The principal address of the Reporting Person, and the current business address for each individual listed below, is 10706 Beaver Dam Road, Hunt Valley, MD 21030.

Name of Directors	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)
David D. Smith	Executive Chairman	—
Frederick G. Smith	Vice President and Director	—
J. Duncan Smith	Vice President, Secretary and Director	—
Robert E. Smith	Director	Member of the board of directors of Nextgen Foundation Charitable Trust, Gerstell Academy, Keyser Investment Group, Inc., Cunningham Communications, Inc., and Stages Music Arts, as well as partner of Gerstell Development LP, Beaver Dam LLC, and Laker Partners, LLC.
Laurie R. Beyer	Director	Managing Director, Kohler HealthCare Consulting, Inc.
Dr. Benjamin Carson, Sr.	Director	Founder and Chairman, American Cornerstone Institute
Howard E. Friedman	Director	Founding Partner, Lanx Management LLC
Daniel C. Keith	Director	President and Founder, Cavanaugh Group, Inc.
Hon. Benson Everett Legg	Director	Retired

Name of Executive Officers	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)
David D. Smith	Executive Chairman	—
Christopher S. Ripley	Chief Executive Officer and President	—
Robert D. Weisbord	Chief Operating Officer and President of Local Media	—
Jason R. Smith	Executive Vice Chairman	—
Narinder K. Sahai	Chief Financial Officer, EVP	—
David B. Gibber	Chief Legal Officer, EVP	—